Exhibit 12.1

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Year Ended December 31,										Six Months Ended June 30,
	2004		2005		2006		2007		2008		2008		2009
Earnings
Pre-tax income*	$34,876		$52,430		$74,910		$55,552		$103,603		$43,330		$21,493
Fixed charges	7,328		14,351		19,783		19,766		26,850		11,357		13,414
Total earnings	$42,204		$66,781		$94,693		$75,318		$130,453		$54,687		$34,907
Fixed Charges
Interest expense	$7,267		$14,053		$19,151		$18,896		$25,346		$10,908		$12,215
Rental interest factor	61		298		632		870		1,504		377		1,199
Total fixed charges	$7,328		$14,351		$19,783		$19,766		$26,850		$11,357		$13,414
Ratio of earnings to fixed charges	5.8	x	4.7	x	4.8	x	3.8	x	4.9	x	4.8	x	2.6	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.